

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Robert M. McKee
President and Chief Executive Officer
Kodiak Gas Services, Inc.
15320 Highway 105 W , Suite 210
Montgomery, TX 77356

> **Re: Kodiak Gas Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 12, 2024**
> **File No. 333-276508**

Dear Robert M. McKee:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed January 12, 2024

Information About Kodiak
Executive Compensation of Kodiak, page 133

1. Please update executive compensation and director compensation for Kodiak to reflect data for the year ended December 31, 2023. Refer to Item 18(a)(7) of Form S-4 and Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Material U.S Federal Income Tax Consequences
Material U.S. Federal Income Tax Consequences of the Subsequent LP Merger for Electing Unitholders, page 232

2. We note that except with respect to any cash received in lieu of fractional shares, the exchange by U.S. holders of Partnership Common Units, in the case of Electing Unitholders, for OpCo Units and shares of Series A Preferred Stock is generally not expected to result in the recognition of gain or loss to such U.S. holders for U.S. federal

income tax purposes. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or provide us with analysis explaining why it is not necessary to do so. For guidance, refer to Item 601(b)(8) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Karina Dorin, Attorney-Advisor, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Keith M. Townsend